Tora Trading Services, LLC

(SEC ID. No. 8-66925)

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2019 and
Report of Independent Registered Public Accounting
Firm

Public Document
(Pursuant to Rule 17a-5(e)(3) under the Security and Exchange Act of 1934)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66925

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tora Trading Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1440 Chapin Avenue, Suite 205
(No. and street)

Burlingame	California	94010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Catuna (415) 546-2293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

50 W San Fernando St., Suite 500	San Jose	California	95113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Catuna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Tora Trading Services, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer.

Paul J Catuna   _2/20/20_
Signature   Date

Chief Financial Officer
Title

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 20th day of February, 2020, Paul Catuna proved to me on the basis of satisfactory evidence to be the persons who appear before me.

See Attached CA Certificate
Acknowledgement
Jurat

_____
Notary Public

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA   }

COUNTY OF _Santa Clara_}

Subscribed and sworn to (or affirmed) before me on this _20th_ day of _February_, _2020_
                                                                                    Date   Month   Year
by _Paul Catuna_

_____
Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: _____
        Signature of Notary Public



RAVINDER LAL
COMM. # 2209465
NOTARY PUBLIC-CALIFORNIA
SANTA CLARA COUNTY
MY COMM. EXP. AUG. 11, 2021

Seal
Place Notary Seal Above

--- **OPTIONAL** ---
Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document:_____ _Oath or Affirmation_ _____

Document Date:_____

Number of Pages:_____

Signer(s) Other Than Named Above:_____

TORA TRADING SERVICES, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]		Report of Independent Registered Public Accounting Firm.
[x]	(a)	Facing page.
[x]	(b)	Statement of Financial Condition.
[x]	(c)	Statement of Income.
[x]	(d)	Statement of Cash Flows.
[x]	(e)	Statement of Changes in Member's Equity.
☐	(f)	Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
[x]	(g)	Computation of Net Capital.
[x]	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
☐	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
[x]	(l)	An Oath or Affirmation.
[x]	(m)	A copy of the SIPC Supplemental Report (filed separately).
[x]	(n)	A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon (filed separately).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Tora Trading Services, LLC
Burlingame, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tora Trading Services, LLC (the "Company") as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tora Trading Services, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As described in Note 1 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Update No. 2016-02 ("ASU 2016-02"), Leases ("Topic 842"). Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in supplemental schedules (g) and (h) listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Armanino LLP

Armanino[LLP]
San Jose, California

We have served as Tora Trading Services, LLC's auditor since 2016.

February 20, 2020

MOORE

An independent firm associated with Moore Global Network Limited

TORA TRADING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets

Cash and cash equivalents	$	1,564,583
Due from member		683,505
Due from broker		1,541
Prepaid expenses and other assets		72,054
Property and equipment - net of $194,202 accumulated depreciation		89,575
Lease - right of use - net of $5,450 accumulated depreciation		442,233
Total assets	$	2,853,491

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	172,272
Accrued compensation		168,675
Lease liability		483,915
Total liabilities		824,862
Member's equity		2,028,629
Total liabilities and member's equity	$	2,853,491

The accompanying notes are an integral part of these financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2019

Revenues:	
Service	$ 3,964,462
Commissions	2,459,066
Total revenues	6,423,528
Expenses:	
Compensation	4,666,327
Cost of commissions	258,689
Soft dollar expenses	166,804
Travel and entertainment	242,327
Research fees	107,640
Rent	280,918
Telecom	88,662
Outside services	97,766
Professional fees	23,158
Depreciation and amortization	38,931
Other operating expense	160,361
Total expenses	6,131,583
Net income	$ 291,945

The accompanying notes are an integral part of these financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

Member's equity - January 1, 2019	$ 1,727,369
Stock-based compensation	9,315
Net income	291,945
Member's equity - December 31, 2019	$ 2,028,629

The accompanying notes are an integral part of these financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

Cash flow from operating activities:		
Net income	$	291,945
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		38,931
Stock-based compensation		9,315
Loss from disposal of fixed assets		755
Changes in assets and liabilities:		
Due from member		477,821
Due from broker		2,720
Prepaid expenses and other assets		(3,081)
Accounts payable and accrued expenses		(58,848)
Accrued compensation		(144,001)
Leases - right of use		1,971
Lease liability		(912)
Net cash provided by operating activities		616,616
Cash flows from investing activities:		
Purchase of property and equipment		(54,996)
Net cash used in investing activities		(54,996)
Net increase in cash and cash equivalents		561,620
Cash and cash equivalents - beginning of year		1,002,963
Cash and cash equivalents - end of year	$	1,564,583

The accompanying notes are an integral part of these financial statements.

TORA TRADING SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019

1. Organization

Tora Trading Services, LLC (the "Company") is organized as a Delaware limited liability company and operates in the United States. The Company is a securities broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Company operates as an introducing broker dealer and does not hold funds or securities for customers, and does not owe any money or securities to customers. The Company is wholly owned by Tora Trading Services Limited, a Cayman Islands company (the "Member"). The Member is a wholly owned subsidiary of Tora Holdings, Inc. (the "Parent Company" or "Tora Holdings"), a Delaware corporation. Tora Holdings is a provider of execution and trade order management systems for hedge funds, asset managers, and proprietary trading desks. The Member delegates certain services to the Company, including outsourced trading. The Company refers trades to Tora Trading Services Limited, Hong Kong, a wholly owned subsidiary of the Member, and other non-affiliated broker dealers.

2. Summary of Significant Accounting Policies

Basis of Presentation — The accompanying financial statements of the Company have been presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's results of operations and financial position could differ significantly from the financial position and results that would have been achieved if the Company was not owned by the Member and Tora Holdings.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Service Revenue — The Company earns revenue by providing its Member services. The Company earns cost plus 5% for expenses incurred in the ordinary course of business and cost for certain other expenses such as employee bonuses and stock based compensation. Revenue is recognized at the time the expenses are incurred.

Commission Revenue — The Company also derives revenue from commissions which are earned when the Company executes trades as a broker for end users. Commissions are recorded on a trade date basis, which is when the Company's performance obligations in generating the commissions have been substantially completed. It is the Company's judgment that the geographical location and contracts of the end users do not affect the nature, timing, or certainty of revenue or cash flow, and therefore do not warrant disaggregation.

Cash and Cash Equivalents — The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less at acquisition, other than those held for sale in the ordinary course of business, to be cash equivalents. The Company holds cash in financial institutions in excess of FDIC insured limits. The Company periodically reviews the financial condition of the institutions and assesses the credit risk.

Due from Member — The Company collects service revenue from the Member. The Company considers Due from Member to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Due from Broker — The Company collects commission revenue from its prime broker once the trades it executes are settled. The Company considers Due from Broker to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment — Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over the estimated useful lives of the assets.

Income Taxes — As a single member limited liability company, the Company is not directly liable for income taxes. Accordingly, federal and state income taxes have not been reflected in the accompanying financial statements.

Fair Value of Financial Instruments — The carrying amounts of cash and cash equivalents, the amount due from broker, accounts payable and accrued liabilities approximate fair values because of the short-term maturities and/or liquid nature of these assets and liabilities. Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Recently Issued Accounting Pronouncements — In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"), which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases are classified as either financing or operating, with classification affecting the pattern or expense recognition in the statement of income. ASU 2016-02 is now effective for the Company's fiscal year beginning January 1, 2019. The Company identified the affected population of its leases and applied this guidance on January 1, 2019. The Company did not identify any cumulative-effect adjustment to be made to the opening balance of Member's Equity at January 1, 2019. The Company remeasured the leases - right of use and lease liabilities at December 31, 2018, and has included the associated changes in value in 2019 in the Statement of Cash Flows. The elimination of deferred rent under the new standard has been reflected in the Statement of Cash Flows as a reduction of the change in accounts payable and accrued expenses.

3.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2019, the Company's net capital was $1,183,495, which exceeded the minimum requirement by $933,495. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019 was 0.32 to 1.

4. Leases

The Company leases office space under non-cancelable operating leases with various expiration dates through 2022. Some of the leases include options to extend the leases for up to 2 years, but the Company is not reasonably certain that it will exercise the option. Supplemental balance sheet information related to leases is as follows:

Operating Leases

Operating lease - right of use asset	$442,233
Operating lease liability - current	221,435
Operating lease liability	262,480
Total operating lease liability	$483,915

Finance Leases

Finance lease - right of use asset	$ 5,450
Accumulated depreciation - right of use asset	(5,450)
Finance lease - right of use asset (net)	-

The components of lease expense are as follows:

Operating lease cost	$227,018
Finance lease cost - amortization of right-of-use assets	454

Supplemental cash flow information related to leases is as follows:

Operating cash payments for operating leases	$217,527
Operating lease assets obtained in exchange for new lease obligations:	199,674

At December 31, 2019, the Company had a weighted average remaining lease term of 2.4 and 1.3 years for its operating and financing leases, respectively, and a weighted average discount rate of 2.9% for its operating leases. Maturities of the Company's lease liabilities are as follows:

Year ending	Operating Leases
2020	$232,435
2021	153,077
2022	115,991
Thereafter	-
Total future lease payments	501,503
Less imputed interest	(17,588)
Total lease liability	$483,915

5. **Stock-Based Compensation**

Stock Options

Under the Tora Holdings 2010 Equity Incentive Plan ("2010 Plan"), the Parent Company grants stock options to employees of the Company. The Parent Company may grant up to 1,517,500 stock options to employees under the 2010 Plan. The Company records the related expense amounts in compensation expense. Generally, stock options granted under the plan vest 25% one year from the date of grant and the remainder vest at a rate of 2.08% per month thereafter. All options expire 10 years from the date of grant.

The following table summarizes stock option activity for employees of the Company:

	Options Outstanding	Weighted Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2019	564,550	$ 4.37	
Granted	50,000	-	
Exercised	-	-	
Cancelled	(116,700)	4.28	
Outstanding at December 31, 2019	497,850	$ 4.33	2.80
Options exercisable at December 31, 2019	454,100	$ 4.38	2.14

At December 31, 2019, all outstanding options have either vested or are expected to vest. The weighted average grant-date fair value was $1.90. At December 31, 2019, there was $65,188 of unrecognized compensation cost related to stock options, which will be recognized over the remaining weighted-average vesting period of 3.5 years. In 2019, the Company recognized $9,315 of compensation costs related to stock options.

6.   **Employee Benefit Plan**

The Company's 401(k) profit sharing plan covers all employees who are over the age of 21 and will be employed for at least 1,000 hours of service per year of eligibility. The plan provides for matching employee contributions of 100% of the elective deferral which does not exceed 5% of compensation up to $7,500. Employer contributions vest immediately for employees hired before April 1, 2013 and over four years for employees hired subsequently. Employee contributions are always 100% vested. For the year ended December 31, 2019, the Company made contributions to the plan of $121,564.

7.   **Subsequent Events**

The Company evaluated subsequent events through February 20, 2020, the date the financial statements were available to be issued.

* * * * * *

SUPPLEMENTAL INFORMATION

TORA TRADING SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Net Capital --

Total member's equity	$ 2,028,629
Less: Nonallowable assets:	
Due from member	683,505
Prepaid expenses and other assets	72,054
Property and equipment (net)	89,575
Total nonallowable assets	845,134
Net Capital Before Haircut	1,183,495
Less: Haircut on securities	-
Net capital	1,183,495
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $382,629 or $250,000 whichever is greater	250,000
Excess Net Capital	$ 933,495
Aggregate indebtedness	382,629
Aggregate indebtedness to net capital	0.32

There were no material differences between the above computation and the computation included in the Company's unaudited December 31, 2019 FOCUS Report.

TORA TRADING SERVICES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT
TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

Tora Trading Services, LLC
1440 Chapin Avenue, Suite 205
Burlingame, CA 94010
Tel +1 (650) 513-6700
Fax +1 (650) 284-2117

Tora Trading Services, LLC's Exemption From SEC Rule 15c3-3

We as members of management of Tora Trading Services, LLC, (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k): (2)(ii) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(ii) and (2) we met the identified exemption provisions from January 1, 2019 to December 31, 2019 without exception.

Paul J. Catuna
Chief Financial Officer

February 20, 2020



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE REPORT ON EXEMPTION FROM SEC RULE 15c3-3 OF
TORA TRADING SERVICES LLC
FOR THE YEAR ENDED DECEMBER 31, 2019

To the Board of Directors and Member of
Tora Trading Services, LLC
Burlingame, California

We have reviewed management's statements, included in the accompanying Tora Trading Services, LLC Report on Exemption From SEC Rule 15c3-3 for the year ended December 31, 2019, in which (1) Tora Trading Services, LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Armanino LLP

Armanino^{LLP}
San Jose, California

February 20, 2020





armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Member of
Tora Trading Services, LLC
Burlingame, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Tora Trading Services, LLC (the "Company"), and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III (FOCUS Report) for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Armanino LLP

Armanino LLP
San Jose, California

February 20, 2020

MOORE

An independent firm associated with Moore Global Network Limited